Exhibit 2.01

PURCHASE AND SALE AGREEMENT

by and between

Redbud Energy I, LLC Redbud Energy II, LLC Redbud Energy III, LLC,

as Sellers,

and

Oklahoma Gas and Electric Company,

as Purchaser

dated as of January 21, 2008

TABLE OF CONTENTS

Page

ARTICLE I

DEFINITIONS AND CONSTRUCTION

Section 1.01	Definitions	2
Section 1.02	Construction.	9

ARTICLE II

PURCHASE AND SALE AND CLOSING

Section 2.01	Purchase and Sale	10
Section 2.02	Purchase Price.	10
Section 2.03	Closing	11
Section 2.04	Closing Deliveries by Sellers to Purchaser	11
Section 2.05	Closing Deliveries by Purchaser to Sellers	12
Section 2.06	Post-Closing Adjustment.	12
Section 2.07	Closing Date Cash	13
Section 2.08	Purchase Price Allocation	13

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING SELLERS

Section 3.01	Organization and Qualification	14
Section 3.02	Authority	14
Section 3.03	No Conflicts; Consents and Approvals	14
Section 3.04	Ownership of Interests	14

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Section 4.01	Organization and Qualification	15
Section 4.02	No Conflicts; Consents and Approvals	15
Section 4.03	Subsidiaries; No Other Business	15
Section 4.04	Litigation	15
Section 4.05	Compliance with Laws; Permits.	16
Section 4.06	Contracts.	16
Section 4.07	Assets.	17
Section 4.08	Employee Benefit Plans.	17
Section 4.09	Labor and Employment Matters.	18
Section 4.10	Environmental Matters	18
Section 4.11	Insurance	18
Section 4.12	Taxes.	19
Section 4.13	Intellectual Property	19
Section 4.14	PUHCA	19
Section 4.15	Brokers	19

Section 4.16	Capital Structure	19
Section 4.17	Financial Statements	20
Section 4.18	Liabilities	20
Section 4.19	Change in Circumstance	20
Section 4.20	Schedule of Assets and Liabilities	20
Section 4.21	Deferred Costs	21

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Section 5.01	Organization and Qualification	21
Section 5.02	Authority	21
Section 5.03	No Conflicts; Consents and Approvals	21
Section 5.04	Litigation	22
Section 5.05	Compliance with Laws	22
Section 5.06	Brokers	22
Section 5.07	No Registration for Acquisition	22
Section 5.08	Financial Resources	22
Section 5.09	No Knowledge of Breach	22
Section 5.10	Opportunity for Independent Investigation	22

ARTICLE VI

COVENANTS

Section 6.01	Access of Purchaser.	23
Section 6.02	Conduct of Business Pending the Closing.	24
Section 6.03	Tax Matters.	26
Section 6.04	Public Announcements	27
Section 6.05	Expenses and Fees	27
Section 6.06	Agreement to Cooperate, Regulatory Approvals.	27
Section 6.07	Further Assurances	29
Section 6.08	Post-Closing Access to Information	29
Section 6.09	Employee and Benefit Matters.	29
Section 6.10	Resignation of Members, Managers, Officers and Directors	30
Section 6.11	Use of Certain Names	30
Section 6.12	Support Obligations	30
Section 6.13	Termination of Certain Services, Contracts, Receivables and Payables	30
Section 6.14	Insurance	30
Section 6.15	Title	31
Section 6.16	Consent Order	31
Section 6.17	Asset Purchase Agreement	31
Section 6.18	Certain Operations Matters	31

ARTICLE VII

CONDITIONS TO THE CLOSING

Section 7.01	Conditions to the Obligations of Each Party	32

Section 7.02	Conditions to the Obligations of Purchaser	33
Section 7.03	Conditions to the Obligations of Sellers	33

ARTICLE VIII

TERMINATION

Section 8.01	Termination	34
Section 8.02	Effect of Termination	35

ARTICLE IX

INDEMNIFICATION

Section 9.01	Survival	35
Section 9.02	Indemnification.	35
Section 9.03	Waiver of Other Representations.	37
Section 9.04	Right to Specific Performance; Certain Limitations	38
Section 9.05	Procedures for Indemnification	38

ARTICLE X

MISCELLANEOUS

Section 10.01	Notices	39
Section 10.02	Headings	40
Section 10.03	Assignment	40
Section 10.04	Supplements to Schedules	40
Section 10.05	Governing Law; Jurisdiction; Waiver of Jury Trial	40
Section 10.06	Counterparts	41
Section 10.07	Amendments	41
Section 10.08	Entire Agreement	41
Section 10.09	Severability	41

EXHIBITS

Exhibit A	Form of Asset Purchase Agreement
Exhibit B	Form of Assignment of Partnership Interests
Exhibit C	Form of Guaranty
Exhibit D	Redbud 2008 Operating Budget Starts and Operating Hours

SCHEDULES

Schedule I-1	Sellers’ and the Company’s Knowledge
Schedule I-2	Purchaser’s Knowledge
Schedule I-3	Assets and Liabilities
Schedule 1.01x	Permitted Liens
Schedule 2.01	Sellers’ Percentage
Schedule 2.02(c)(iii)	Undepreciated Inventory
Schedule 3.03(c)	Seller Governmental Approvals
Schedule 3.04	Liens on Interests
Schedule 4.02(c)	Third Party Consents
Schedule 4.04	Litigation
Schedule 4.05(a)	Compliance with Laws
Schedule 4.05(b)(i)	Permits
Schedule 4.05(b)(ii)	Compliance with Permits
Schedule 4.06(a)	Material Contracts
Schedule 4.06(c)	Validity and Enforceability of Material Contracts
Schedule 4.07(a)(i)	Owned Real Property
Schedule 4.07(a)(ii)	Real Property Liens
Schedule 4.07(b)(i)	Non-Real Property Liens
Schedule 4.07(b)(ii)	Offsite Assets
Schedule 4.09	Labor and Employment Matters
Schedule 4.10	Environmental Matters
Schedule 4.11(i)	Insurance Policies
Schedule 4.11(ii)	Insurance Claims
Schedule 4.12(a)	Tax Returns
Schedule 4.12(b)	Taxes; Tax Liens
Schedule 4.13	Intellectual Property
Schedule 4.16	Outstanding Rights in Interests
Schedule 4.18	Liabilities
Schedule 4.19	Change in Circumstance
Schedule 5.03(c)	Purchaser Governmental Approvals
Schedule 6.02(a)	Conduct of Business Pending Closing
Schedule 6.06(d)	Conflicting Activities
Schedule 6.12	Support Obligations
Schedule 6.13	Terminated Contracts

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”) dated as of January 18, 2008 (the “Execution Date”) is made and entered into by and among Redbud Energy I, LLC, Redbud Energy II, LLC and Redbud Energy III, LLC (each, a “Seller” and collectively, the “Sellers”) and Oklahoma Gas and Electric Company, an Oklahoma corporation (“Purchaser”).

RECITALS

WHEREAS, the Sellers collectively own 100% of the partnership interests (the “Interests”) in Redbud Energy LP, a Delaware limited partnership (the “Company”);

WHEREAS, the Company owns a nominal 1,230 MW gas-fired, combined-cycle power generation facility located in Luther, Oklahoma (the “Facility”);

WHEREAS, Purchaser is the owner and operator of electric generation, transmission and distribution facilities through which it is engaged in the business of generating, transmitting and selling electric energy to the general public and at wholesale;

WHEREAS, Oklahoma Municipal Power Authority (“OMPA”) is the owner of joint ownership interests in electric generation facilities operated by other entities and the owner and operator of electric generation facilities through which OMPA is engaged in the business of generating, transmitting and selling electric energy to OMPA’s member municipalities;

WHEREAS, Grand River Dam Authority (“GRDA”) is the owner and operator of electric generation and transmission facilities through which GRDA is engaged in the business of generating, transmitting and selling electric energy to municipalities, electric cooperatives and industries;

WHEREAS, Sellers desire to sell to Purchaser, and Purchaser desires to purchase from Sellers, their Interests in the Company, as provided in this Agreement; and

WHEREAS, Purchaser intends to, promptly after the Closing, dissolve the Company pursuant to Subchapter VIII of the Delaware Revised Uniform Limited Partnership Act, and sell undivided interests of all the assets of the Facility to OMPA and GRDA pursuant to the Asset Purchase Agreement, such that Purchaser, OMPA and GRDA will own the Facility as tenants in common at the percentage of fifty-one percent (51%), thirteen percent (13%) and thirty-six percent (36%) respectively.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises made in this Agreement and of the mutual benefits to be derived from such promises, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND CONSTRUCTION

Section 1.01    Definitions. For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

“1933 Act” has the meaning set forth in Section 5.07.

“Adjusted Current Assets” means all “accounts receivable” and “prepaid expenses and other current assets”, plus all the Variable Milestone Payments made by the Company during the Interim Period; but for the avoidance of doubt, only including the Variable Milestone Payments during the Interim Period and excluding the LTSA balance as of the Execution Date, each determined in a manner consistent with the September 30, 2007 balance sheet of the Company and in accordance with GAAP, consistently applied.

“Adjusted Current Liabilities” means all “current liabilities”, determined in a manner consistent with the September 30, 2007 balance sheet and in accordance with GAAP, consistently applied, but excluding “accounts payable-intercompany” which shall be zero as of the Closing Date.

“Adjusted Net Working Capital” means Adjusted Current Assets minus Adjusted Current Liabilities, determined as of 11:59 pm on the day prior to the Closing Date.

“Affected Employee” has the meaning set forth in Section 6.09.

“Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities or ownership interests, by contract or otherwise, and specifically with respect to a corporation, partnership, trust or limited liability company, means direct or indirect ownership of more than fifty percent (50%) of the voting securities in such corporation or of the voting interest in a partnership or limited liability company or of the beneficial interests in a trust.

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Allocation Schedule” has the meaning set forth in Section 2.08.

“Asset Purchase Agreement” means an agreement among Purchaser, OMPA and GRDA, substantially in the form attached hereto as Exhibit A, which shall not be amended or waived without Seller’s prior written consent, which consent shall not be unreasonably withheld.

“Balance Sheet Date” has the meaning set forth in Section 4.17(a).

“Base Purchase Price” has the meaning set forth in Section 2.02(a).

“Benefit Plan” means: (a) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, (b) each stock bonus, stock ownership, stock option, stock purchase, stock appreciation rights, phantom stock, or other equity plan (whether qualified or nonqualified), (c) each bonus, deferred compensation or incentive compensation plan, and (d) any other employee benefit plan, program, agreement or arrangement of any kind (including, any employment, consulting, retention, change in control or severance plan, policy, arrangement or agreement), in each case covering either current or former employees, directors or consultants of the Company or current or former employees, directors or consultants of the Operator who are or were employed at or providing services in respect of the Facility; provided, that such term shall not include (1) routine employment policies and procedures, including wage, vacation, holiday, and sick or other leave policies, (2) workers compensation insurance, and (3) directors and officers liability insurance.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the City of New York are authorized or obligated to close.

“Change of Law” means the adoption, implementation, promulgation, repeal, modification or reinterpretation of any Law, order, protocol, practice or measure of or by any Governmental Authority which occurs subsequent to the Execution Date.

“Charter Documents” means with respect to any Person, the certificate or articles of incorporation, organization or formation and by-laws, the limited partnership agreement, the partnership agreement or the operating or limited liability company agreement, equityholder agreements and/or other organizational and governance documents of such Person, including those that are required to be registered or kept in the place of incorporation, organization or formation of such Person and which establish the legal personality of such Person.

“Claim” means any demand, claim, action, legal proceeding (whether at law or in equity) or arbitration.

“Closing” has the meaning set forth in Section 2.03.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986.

“Commonly Controlled Entity” means any trade or business, whether or not incorporated, that, together with the Company, would be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Company” has the meaning set forth in the recitals.

“Consent Order” means that certain Consent Order dated July 23, 2007, issued in Case No. 07-254 to Redbud Energy LP by the Oklahoma Department of Environmental Quality, Air Quality Division.

“Contract” means any written contract, lease, license, evidence of indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement or other written and legally binding arrangement.

“Credit Agreements” shall mean (1) the $1,040,000,000 First Lien Credit and Guaranty Agreement, dated March 8, 2007, among Kelson Finance LLC, Kelson Energy Inc., the Subsidiary Guarantors (as defined therein), Deutsche Bank Trust Company Americas, Merrill Lynch Capital Corporation, and other lender parties thereto, and (2) the $470,000,000 Second Lien Credit and Guaranty Agreement, dated March 8, 2007, among the same parties.

“Debt” of any specified Person means: (a) any and all liabilities and obligations of any Person (i) for borrowed money (including the current portion thereof), (ii) under or related to any reimbursement obligation relating to a letter of credit, bankers’ acceptance or note purchase facility, (iii) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (iv) for the payment of money relating to a lease or instrument that is required to be classified as a capitalized/finance lease obligation in accordance with GAAP, (v) for all or any part of the deferred purchase price of property or services (other than trade payables), and (vi) under or related to any agreement that is an interest rate swap agreement, basis swap, forward rate agreement, commodity swap, commodity option, equity or equity index swap or option, bond option, interest rate option, forward foreign exchange agreement, rate cap, collar or floor agreement, currency swap agreement, cross-currency rate swap agreement, currency option or other similar agreement (including any option to enter into any of the foregoing), and (b) any and all liabilities and obligations of others described in the preceding clause (a) that such Person has guaranteed or that is recourse to such Person or any of its assets or that is otherwise its legal liability or that is secured in whole or in part by the assets of such Person. For purposes of this Agreement, Debt shall include any and all accrued interest, success fees, prepayment premiums, make-whole premiums or penalties, and fees or expenses (including, without limitation, attorneys’ fees) associated with any Debt.

“Due Diligence Information” has the meaning set forth in Section 5.10(c).

“Environmental Law” means any applicable federal, state or local law, statute, ordinance, rule, regulation, permit or order of any Governmental Authority relating to (a) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the Execution Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Purchase Price” has the meaning set forth in Section 2.05(a).

“Execution Date” has the meaning set forth in the introductory paragraph to this Agreement.

“Facility” has the meaning set forth in the recitals.

“Federal Power Act” means the Federal Power Act, as amended.

“FERC” means the Federal Energy Regulatory Commission, or any successor agency.

“Final Purchase Price” has the meaning set forth in Section 2.06.

“Financial Statements” has the meaning set forth in Section 4.17.

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision or similar governing entity, and including any governmental, quasi–governmental or non-governmental body administering, regulating or having general oversight over gas, electricity, power or other markets.

“GRDA” has the meaning set forth in the recitals.

“Hazardous Substance” means any substance presently listed, defined or classified as a pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, solid waste or special waste under any applicable Environmental Law, including, without limitation, asbestos, mold, petroleum or any fraction of petroleum, polychlorinated biphenyls, or urea formaldehyde foam insulation.

“HSR Act” means the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Party” has the meaning set forth in Section 9.05.

“Indemnifying Party” has the meaning set forth in Section 9.05.

“Independent Accounting Firm” means a nationally recognized accounting firm that is not the principal accounting firm of either Purchaser or any Seller, as agreed to between the Parties.

“Intellectual Property” has the meaning set forth in Section 4.13.

“Interest Rate” means the prime per annum rate of interest as published from time to time by The Wall Street Journal.

“Interests” has the meaning set forth in the recitals.

“Interim Period” means the period of time from the Execution Date until the Closing Date or termination of this Agreement.

“Knowledge” means, (i) in the case of Sellers or the Company, the actual knowledge (as opposed to any constructive or imputed knowledge) of the individuals listed on Schedule I-1, after reasonable inquiry, and (ii) in the case of Purchaser, the actual knowledge (as opposed to any constructive or imputed knowledge) of the individuals listed on Schedule I-2, after reasonable inquiry.

“Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any Governmental Authority.

“Lien” means any security interest, pledge, mortgage, lien, charge, encumbrance, conditional sale agreement, title retention contract, right of first refusal, option to purchase, proxy, voting trust or voting agreement or any similar interest.

“Losses” means any and all judgments, losses, liabilities, amounts paid in settlement, damages, fines, penalties, deficiencies, losses and expenses (including interest, court costs, reasonable fees of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or of any Claim, default or assessment).

“LTSA” means that certain Long-Term Parts and Service Agreement, dated January 29, 2001, between the Company and General Electric International, Inc., as amended.

“Material Adverse Effect” means any change or event or effect occurring on or after the date hereof that is, individually or in the aggregate, materially adverse to the assets, operations, business, properties or financial condition of the Facility or the Company, taken as a whole, in each case, except for any such change, event or effect resulting from or arising out of (a) changes in economic or financial conditions generally or in the industry in which the Company operates (including the electric generating, transmission or distribution industries), whether national, regional or local, (b) changes in international, national, regional, state or local wholesale or retail markets for electric power or fuel supply or transportation or related products, including those due to actions by competitors, (c) changes in general regulatory or political conditions, including any acts of war or terrorist activities, (d) changes in the North American, national, regional, state or local electric transmission or distribution systems, (e) strikes, work stoppages or other labor disturbances, (f) increases in the costs of commodities or supplies, including fuel, (g) effects of weather or meteorological events, (h) any Change of Law, or any judgments, orders, decrees or regulatory policy that apply generally to all similarly situated Persons in the region in which the Facility is located, (i) changes or adverse conditions in the securities markets, including those relating to debt financing, (j) the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby or the announcement of any of the matters set forth in this clause (j), (k) any adverse change or effect attributable to the announcement, pendency or consummation of the transactions contemplated by this Agreement (including but not limited to any decrease in customer demand, any reduction in revenues, any disruption in supplier, partner, or similar relationships, or any loss of employees) and (l) any actions to be taken pursuant to or in accordance with this Agreement. Without limiting the foregoing, it is understood that a forced outage of any one (1) Unit, with an anticipated repair cost of less than $10 million (above any applicable insurance proceeds in connection with such outage), shall not be a Material Adverse Effect for purposes of this Agreement.

“Material Contracts” has the meaning set forth in Section 4.06(a).

“OCC” means the Oklahoma Corporation Commission.

“OMPA” has the meaning set forth in the recitals.

“Operator” means North American Energy Services, Inc.

“Ordinary Course” means the ordinary and normal course of the Company’s conduct of business consistent with past practice employed by the Company.

“Owned Real Property” has the meaning set forth in Section 4.07(a).

“Party” or “Parties” means Purchaser, on the one hand, and Sellers, on the other hand; provided, however, that when the context dictates, such terms shall include the Company.

“Permits” has the meaning set forth in Section 4.05(b).

“Permitted Liens” means (a) mechanic’s, materialmen’s, workmen’s, repairmen’s and similar Liens arising in the Ordinary Course with respect to any amounts not yet due and payable or which (x) are being contested in good faith through appropriate proceedings or (y) have been bonded, (b) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate proceedings, (c) purchase money Liens and Liens securing rental payments under capital lease arrangements, (d) pledges or deposits under workers’ compensation legislation, unemployment insurance Laws or similar Laws, (e) good faith deposits in connection with bids, tenders or contracts, including rent security deposits, (f) pledges or deposits to secure public or statutory obligations or appeal bonds, (g) in the case of real property, such state of facts as an accurate survey would show and recorded easements, covenants and other restrictions which do not materially impair the current or future use or occupancy of the property subject thereto as currently used and occupied, (h) Liens arising by operation of applicable Law securing amounts not yet due and payable arising in the Ordinary Course, (i) Liens and other matters disclosed on Schedule 1.01x hereto and (j) such imperfections of title, easements, encumbrances, restrictions or other Liens that, individually or in the aggregate, do not materially affect the current or future value or use of the Company’s assets in a manner consistent with past practice.

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union, association or Governmental Authority.

“Prudent Operator Practices” means, with respect to the Facility, any of the practices, methods and acts generally engaged in or approved by a significant portion of the independent electric power generation industry during the relevant time period that, in the exercise of reasonable judgment in light of the applicable manufacturer’s recommendations and the facts known or that reasonably should have been known at the time the decision was made, would reasonably have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition. Prudent Operator Practices are intended to consist of practices, methods or acts generally accepted in the region where the Facility is located, and are not intended to be limited to optimum practices, methods or acts to the exclusion of all others.

“Purchaser” has the meaning set forth in the introductory paragraph to this Agreement.

“Purchaser Governmental Approvals” has the meaning set forth in Section 5.03(c).

“Purchaser’s Post-Closing Adjustment” has the meaning set forth in Section 2.06(a).

“Representatives” means the officers, directors, managers, employees, counsel, accountants, financial advisers or consultants of a Person.

“Schedule” or “Schedules” means one or more of the disclosure schedules attached hereto.

“Schedule of Assets and Liabilities” means the schedule of assets and liabilities attached hereto as Schedule I-3.

“Seller” and “Sellers” have the meaning set forth in the recitals.

“Seller Governmental Approvals” has the meaning set forth in Section 3.03(c).

“Sellers’ Marks” has the meaning set forth in Section 6.11.

“Seller’s Percentage” means the Seller’s percentage set forth opposite each Seller’s name on Schedule 2.01 to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which such Person or any Subsidiaries of such Person owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interest, or controls more than fifty percent (50%) of the voting power entitled (x) to vote on the election of members to the board of directors or similar governing body or (y) to manage the business of such Person.

“Tax” or “Taxes” means any income, profits, franchise, withholding, ad valorem, personal property (tangible and intangible), real property, employment, payroll, sales and use, social security, disability, occupation, property, severance, excise and other taxes, including any interest, penalty or addition thereto.

“Tax Proceeding” has the meaning set forth in Section 6.03(b).

“Tax Returns” means any return, report or similar statement required to be filed with respect to any Taxes, including any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxing Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Termination Date” has the meaning set forth in Section 8.01(b)(i).

“Transfer Taxes” means all transfer, sales, use, goods and services, value added, documentary, stamp duty, gross receipts, excise, and conveyance Taxes and other similar Taxes, duties, fees or charges.

“Unaudited Balance Sheet” has the meaning set forth in Section 4.17(a).

“Unit” means any one (1) of the four (4) power trains at the Facility, each power train being comprised of a single GE 7FA Gas Turbine, Foster Wheeler Heat Recovery Steam Generator and ALSTOM Steam Generator.

“Variable Milestone Payments” means the cash portion of those payments described in Sections 8.4.5 (b), (d) and (e) of the LTSA (Section 8.4.5 is contained in Amendment 3 to the LTSA, dated as of July 27, 2007).

Section 1.02	Construction.

(a)       All Article, Section, Subsection, Schedule and Exhibit references used in this Agreement are to Articles, Sections, Subsections, Schedules and Exhibits to this Agreement unless otherwise specified. The Exhibits and Schedules attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b)       If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “includes without limitation” or “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular Section or Article in which such words appear and any reference to a Law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder. Currency amounts referenced herein are in U.S. Dollars.

(c)       Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d)       Sellers may, at their option, include in the Schedules items that are not material, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material or would cause a Material Adverse Effect, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Information disclosed in each Schedule shall be deemed to be disclosed in each other Schedule hereto to the extent the applicability of such information on other Schedules is reasonably apparent.

(e)       Each Party acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that in the event an ambiguity of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption shall arise favoring any Party by virtue of the authorship of any provisions of this Agreement.

ARTICLE II

PURCHASE AND SALE AND CLOSING

Section 2.01    Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, Purchaser shall purchase from Sellers, and each Seller shall sell to Purchaser, such Seller’s Percentage of the Interests in the Company as set forth opposite such Seller’s name on Schedule 2.01 hereto, which collectively add up to 100% of the Interests in the Company.

Section 2.02	Purchase Price.

(a)       The base purchase price to be paid by Purchaser to Sellers shall be (Eight Hundred Fifty Two Million Dollars) $852,000,000 (the “Base Purchase Price”).

(b)       All amounts payable to the Sellers under this Section 2.02 shall be allocated among the Sellers in accordance with their respective Seller’s Percentage.

(c)       The Base Purchase Price shall be subject to such adjustments as are specified in this Section 2.02(c) and as may occur under the provisions of Section 2.06.

(i)        The Base Purchase Price will be increased or decreased, as the case may be, to the extent that the amount of Adjusted Net Working Capital as of the Closing is greater or less, respectively, than zero dollars ($0).

(ii)       Purchaser and Sellers agree that, except as otherwise specifically provided in this Agreement, all of the ordinary, and recurring items normally incurred by the Company or any of the Sellers relating to the business and operation of the Facility, shall be prorated and charged as of the Closing Date, without any duplication of payment under any Contract of the Company, with Sellers liable to the extent such items relate to any time periods ending on or prior to the Closing Date and Purchaser liable to the extent such items relate to periods after the Closing (measured in the same units used to compute the item in question and otherwise measured by calendar days); provided, that the Variable Milestone Payments made by the Company during the Interim Period shall not be prorated; provided, further, that the proration provisions hereunder shall be without any duplication to the calculation of the Adjusted Net Working Capital. In the event that actual figures in connection with such proration are not available at the Closing Date, the proration shall be based upon the applicable amounts accrued through the Closing Date or paid for the most recent year or other appropriate period for which such amounts paid are available. All prorated amounts shall be recalculated and paid to the appropriate Party within thirty (30) days after the date that the previously unavailable actual figures become available. Sellers and Purchaser shall furnish each other with such documents and other records as may be reasonably requested in order to confirm all proration calculations made pursuant to this Section 2.02(c)(ii).

(iii)      If at the Closing the value of undepreciated inventory maintained at the Facility is different than the amount of undepreciated inventory set forth in Schedule 2.02(c)(iii) (such Schedule shall be prepared by the Sellers in a manner consistent with the September 30, 2007 balance sheet of the Company and in accordance with GAAP), then a purchase price adjustment shall be calculated as follows: (i) if the undepreciated inventory level at the Closing is at least two hundred fifty thousand dollars ($250,000) greater than such inventory balance as of September 30, 2007, then payment shall be made from Purchaser to Sellers representing the absolute amount of such difference over two hundred fifty thousand dollars ($250,000); (ii) if the undepreciated inventory level at the Closing is at least two hundred fifty thousand dollars ($250,000) less than such inventory balance as of September 30, 2007, then payment shall be made from Sellers to Purchaser representing the absolute amount of such difference under two hundred fifty thousand dollars ($250,000).

Section 2.03    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, NY 10038 at 10:00 A.M. local time, on the second Business Day after the conditions to the Closing set forth in Article VII (other than actions to be taken or items to be delivered at the Closing) have been satisfied or waived by the applicable Party or Parties, or on such other date and at such other time and place as the Parties mutually agree in writing. All actions listed in Section 2.04 or Section 2.05 that occur on the Closing Date shall be deemed to occur simultaneously at the Closing. Subject to the provisions of Article VIII, failure to consummate the purchase and sale provided for in this Agreement on the date determined pursuant to this Section 2.03 will not result in the termination of this Agreement and will not relieve any Party of any obligation under this Agreement.

Section 2.04    Closing Deliveries by Sellers to Purchaser. At the Closing, each Seller shall deliver, or shall cause to be delivered, to Purchaser the following:

(a)       an assignment of the Interests being transferred by such Seller, substantially in the form attached hereto as Exhibit B, together with such documents endorsed for transfer or executed in blank as are necessary to transfer the Interests;

(b)	the certificate described in Section 7.02(c);

(c)       an affidavit dated as of the Closing Date, in the form required by Treasury Regulations Section 1.1445-2(b)(2) and signed under penalties of perjury, stating that such Seller is not a foreign person (within the meaning of Section 1445 of the Code);

(d)       a guaranty by Kelson Finance LLC of the obligations of Sellers under this Agreement substantially in the form attached hereto as Exhibit C;

(e)       books and records of the Company (at Closing or as soon as reasonably practical thereafter) regardless of whether held at the Facility or held by an affiliate of the Company, including the historical operating data of the Facility as recorded in PI System or other data historians, which may be made available at the Facility;

(f)        legal opinion as to the transferability of the Interests as required under the certificates for partnership interest in the Company issued to the Sellers; and

(g)       evidence satisfactory to Purchaser that all Liens arising under the Credit Agreements on the Interests and the assets or properties of the Company have been terminated as of the Closing.

Section 2.05    Closing Deliveries by Purchaser to Sellers. At the Closing, Purchaser shall deliver, or shall cause to be delivered, to Sellers the following:

(a)       wire transfers of immediately available funds (to such account or accounts as Sellers shall have designated to Purchaser at least two (2) Business Days prior to the Closing Date) in an aggregate amount equal to the Base Purchase Price as adjusted pursuant to Section 2.02(c), as estimated in good faith by Sellers (the “Estimated Purchase Price”). Sellers shall deliver a calculation of the Estimated Purchase Price in writing to Purchaser at least two (2) Business Days prior to the Closing Date and shall attach to the calculation of the Estimated Purchase Price a schedule showing the estimated adjustment to the Base Purchase Price pursuant to Section 2.02(c); and

(b)	the certificate described in Section 7.03(c).
Section 2.06	Post-Closing Adjustment.

(a)       As soon as practicable after the Closing, but no later than sixty (60) days after the Closing Date, Purchaser shall determine the actual adjustment to the Base Purchase Price pursuant to Section 2.02(c). Sellers and Purchaser shall cooperate and provide each other access to their respective books and records (and those of the Company) as are reasonably requested in connection with the matters addressed in this Section 2.06. Purchaser shall provide Sellers with written notice of such determination, along with reasonable supporting information (the “Purchaser’s Post-Closing Adjustment”).

(b)       If Sellers object to any determinations set forth in Purchaser’s Post-Closing Adjustment, then Sellers shall provide Purchaser written notice thereof within ten (10) Business Days after receiving Purchaser’s Post-Closing Adjustment, together with a reasonably detailed explanation of the nature and bases of such objections. If the Purchaser and the Sellers are unable to agree on the adjustment to the Base Purchase Price pursuant to Section 2.02(c) within thirty (30) days after Purchaser’s receipt of Sellers’ objection to Purchaser’s Post-Closing Adjustment, the Purchaser and the Sellers shall refer such dispute to the Independent Accounting Firm which firm shall make a final and binding determination as to all such matters in dispute relating to adjustment to the Base Purchase Price (and only such matters) on a timely basis and promptly shall notify the Purchaser and the Sellers in writing of its resolution. Such firm shall not have the power to modify or amend any term or provision of this Agreement. Each of the Purchaser and the Sellers shall bear and pay one-half of the fees and other costs charged by such accounting firm.

(c)       If the Base Purchase Price pursuant to Section 2.02(a) adjusted using such actual values (as agreed or determined by the Independent Accounting Firm) (the “Final Purchase Price”) is greater than the Estimated Purchase Price, then Purchaser shall pay Sellers

(pro rata based on their respective Seller’s Percentages) within five (5) Business Days after such actual values are agreed or determined, by wire transfer of immediately available funds, the difference between the Final Purchase Price and the Estimated Purchase Price plus interest thereon at the Interest Rate from the Closing Date through and including the date of such payment. If the Final Purchase Price is less than the Estimated Purchase Price, then each Seller shall pay Purchaser within five (5) Business Days after such actual values are agreed or determined, by wire transfer of immediately available funds, an amount equal to the product of (i) Seller’s Percentage and (ii) the difference between the Estimated Purchase Price and the Final Purchase Price plus interest thereon at the Interest Rate from the Closing Date through and including the date of such payment. In each case, the recipient Party or Parties, as applicable, shall designate the account or accounts to which such payments are to be made at least two (2) Business Days prior to the date such payments are due.

Section 2.07    Closing Date Cash. On or prior to the Closing Date, Sellers shall be permitted to transfer, to themselves or their designees, all of the Company’s cash and cash equivalents, without any adjustment to the Purchase Price.

Section 2.08    Purchase Price Allocation. The purchase price represents the amount agreed upon by the Parties for Tax purposes to be the aggregate value of the assets of the Company. The purchase price shall be allocated among the assets of the Company in accordance with Section 1060 of the Code. Sellers shall prepare and deliver to Purchaser an allocation schedule setting forth Sellers’ determination of the allocation (the “Allocation Schedule”) within ninety (90) days after the Execution Date. Purchaser shall have fifteen (15) days to review the Allocation Schedule and either notify Sellers that it is in agreement with such Allocation Schedule or deliver, in writing, any objections that it may have with respect thereto. If Purchaser notifies Sellers that it disagrees with any aspect of the Allocation Schedule, Purchaser and Sellers agree to work together in good faith to resolve any such disagreement. If any dispute regarding the Allocation Schedule remains unresolved after forty five (45) days following Sellers’ delivery of such Allocation Schedule to Purchaser, then such disagreement shall be immediately submitted to the Independent Accounting Firm, which shall be instructed to resolve such disagreement within thirty (30) days after such disagreement is submitted to it for resolution and shall notify the Purchaser and the Sellers in writing of its resolution. The Independent Accounting Firm’s resolution of the disagreement shall be final and binding on Purchaser and Sellers. Purchaser and Sellers shall in all respects and for all purposes report, act and file all Tax Returns (including, but not limited to, IRS Form 8594) in a manner consistent with the agreed upon or final Allocation Schedule and neither Purchaser nor Sellers shall take any position (whether in Tax Proceedings, Tax Returns, with respect to the transactions under the Asset Purchase Agreement (in the case of Purchaser) or otherwise) that is inconsistent with such Allocation Schedule unless required to do so by applicable Law. In the event the Purchase Price is adjusted pursuant to Section 2.06 or Article IX, Sellers shall promptly prepare and deliver to Purchaser an updated Allocation Schedule reflecting such adjustment, and any Purchaser disagreement with such adjustment shall be resolved in the same manner as a disagreement over the original Allocation Schedule. If incurred, any fees and expenses of the Independent Accounting Firm shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Sellers.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING SELLERS

Each Seller hereby severally represents and warrants to Purchaser that:

Section 3.01    Organization and Qualification. Such Seller is limited liability company duly formed, validly existing and in good standing under the laws of Delaware. Such Seller is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it under this Agreement makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not, in the aggregate, have a Material Adverse Effect.

Section 3.02    Authority. Such Seller has all requisite company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by such Seller of this Agreement, and the performance by such Seller of its obligations hereunder, have been duly and validly authorized by all necessary limited liability company proceedings on the part of such Seller. This Agreement has been duly and validly executed and delivered by such Seller and constitutes the legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles regardless of whether considered in a proceeding at law or in equity.

Section 3.03    No Conflicts; Consents and Approvals. The execution and delivery by such Seller of this Agreement does not, and the performance by such Seller of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

(a)       conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Charter Documents of such Seller;

(b)        violate or result in a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which such Seller is a party, or require any notice under any Contract to which such Seller is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Lien (other than a Permitted Lien) upon any of the assets of the Facility) except as would not, individually or in the aggregate, have a Material Adverse Effect; and

(c)       assuming all required filings, approvals, consents, authorizations and notices set forth on Schedule 3.03(c) (collectively, the “Seller Governmental Approvals”) have been made, obtained or given and except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) violate or breach any Law or writ, judgment, order or decree applicable to such Seller (ii) require the consent or approval of any Governmental Authority under any applicable Law applicable to such Seller or (iii) require the consent or approval of any third party (other than a Governmental Authority).

Section 3.04    Ownership of Interests. Such Seller owns the percentage of the Company set forth opposite such Seller’s name on Schedule 2.01 hereto. Except as set forth on Schedule

3.04, such Seller owns its interests in the Company directly and free and clear of all Liens other than those arising pursuant to this Agreement or applicable securities laws. Any Liens set forth on Schedule 3.04 shall be discharged by such Seller prior to or contemporaneously with Closing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

The Sellers hereby jointly and severally represent and warrant to Purchaser with respect to the Company that:

Section 4.01    Organization and Qualification. The Company is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite limited partnership power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company is qualified to transact business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except as would not, in the aggregate, have a Material Adverse Effect.

Section 4.02    No Conflicts; Consents and Approvals. The execution and delivery by Sellers of this Agreement does not, and the performance by Sellers of their obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

(a)       conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Charter Documents of the Company;

(b)       violate or result in a default (or give rise to any right of termination, cancellation or acceleration) under any Contract, or require any notice under any Contract to which the Company is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Lien (other than a Permitted Lien) upon any of the assets of the Facility) except as would not, individually or in the aggregate, have a Material Adverse Effect; and

(c)       assuming all the Seller Governmental Approvals have been made, obtained or given and except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) materially violate or materially breach any Law or writ, judgment, order or decree applicable to the Company (ii) require the consent or approval of any Governmental Authority under any applicable Law or (iii) require the consent or approval of any third party (other than a Governmental Authority), except as set forth in Schedule 4.02(c) hereto.

Section 4.03    Subsidiaries; No Other Business. The Company does not own equity interests in any Person and has not conducted any business other than activities incidental to its ownership and operation of the Facility.

Section 4.04    Litigation. Except as disclosed on Schedule 4.04, as of the Execution Date there are no Claims pending or, threatened in writing, to which the Sellers or the Company would be a party, before any Governmental Authority or any arbitrator. Except as disclosed on Schedule 4.04, there are no outstanding judicial orders or judgments to which the Company or the Sellers are subject or by which Sellers, the Company, the Facility or any assets of the Facility are bound, except as would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.05	Compliance with Laws; Permits.

(a)       Except (i) as disclosed on Schedule 4.05(a) and (ii) with respect to Environmental Laws (as to which certain representations and warranties are set forth in Section 4.10) and laws relating to Taxes (as to which certain representations and warranties are set forth in Section 4.12), the Company is not, and the operation of the Facility is not, in violation of any Law, including prior violations which have not been cured, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(b)       Schedule 4.05(b)(i) sets forth the permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals from Governmental Authorities (“Permits”), which relate to the operation of the Facility or any assets that are used or held by the Sellers or any of its Affiliates in connection with operation of the Facility, and the holder thereof; except as disclosed on Schedule 4.05(b)(ii), the Company holds and is in compliance with, all Permits currently required to be held by the Company under applicable Law for the operation of its business, and is not in material violation of the terms of any Permits, and there is no pending governmental proceeding or any threat, in writing, by any Governmental Authority to cancel, modify, or fail to renew any such Permit, except as would not, in any such case, individually or in the aggregate, have a Material Adverse Effect.

Section 4.06	Contracts.

(a)       Excluding Contracts with respect to which the Company will not be bound or have liability after the Closing, Schedule 4.06(a) sets forth a list as of the date of this Agreement of all Contracts requiring payments, either individually or in the aggregate, in excess of two hundred fifty thousand dollars ($250,000) per annum (collectively, the “Material Contracts”).

(b)       The Company has provided Purchaser with copies of, or access to, true and complete copies of all Material Contracts.

(c)       Except as set forth on Schedule 4.06(c) hereto, each Material Contract is a legal, valid and binding obligation of the Company and, to the Knowledge of Sellers, the other parties thereto, enforceable against Sellers or the Company and, to the Knowledge of Sellers, the other parties thereto in all material respects in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles regardless of whether considered in a proceeding at law or in equity.

(d)       Neither the Company nor, to Sellers’ Knowledge, any other party is in default in the performance or observance of any material term or material provision of, and no event has occurred which, with lapse of time or action by a third party, would result in such a default under any Material Contract to which the Company is a party or by which it is bound or to which its assets or property is subject.

Section 4.07	Assets.
(a)	Real Property.

(i)        Schedule 4.07(a)(i) hereto describes all real property owned in whole or in part (and states the ownership percentage of any partially owned real property) by Sellers or its Affiliates and used in connection with the operation of the Facility as of the Execution Date (the “Owned Real Property”), other than real property owned or leased by Sellers’ Affiliates and used for remote operation of the Facility.

(ii)       There is no real property other than the Owned Real Property owned, leased, used or occupied by the Company in connection with the ownership and operation of the Facility. The Company has made available to Purchaser, to the extent within the Company’s possession or control, a copy of all certificates of occupancy for the Owned Real Property and a copy of any variance granted with respect to the Owned Real Property pursuant to applicable zoning laws or ordinances, all of which documents are true and complete copies thereof. The Company has provided or made available to Purchaser all material existing surveys or topographic maps for the Owned Real Property and title policies in the Company’s possession or control. Other than Permitted Liens and except as described on Schedule 4.07(a)(ii) hereto, to Sellers’ Knowledge there is no Lien, easement, right-of-way agreement, license, sublease, occupancy agreement, or like instrument burdening the Owned Real Property, which is unrecorded. The Company has not received any written condemnation notice from any Governmental Agency with respect to the Owned Real Property which could reasonably be expected to have a Material Adverse Effect. The Owned Real Property complies with all applicable easements, covenants and similar restrictions except as would not, individually or in the aggregate, have a Material Adverse Effect.

(b)	Other Property.

(i)        The Company has good title to the non–real estate assets it owns and purports to own, free and clear of all Liens other than Permitted Liens and as set forth on Schedule 4.07(b)(i).

(ii)       Except as set forth in Schedule 4.07(b)(ii), all such assets are located on the Owned Real Property.

Section 4.08	Employee Benefit Plans.

(a)       Neither the Company nor any Commonly Controlled Entity has, prior to the Closing Date, (i) incurred any liability under ERISA, or (ii) failed to satisfy the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code (including with respect to installments). All contributions or payments required to be made by any Commonly Controlled Entity or Affiliate of the Company with respect to any Benefit Plan have been timely made.

(b)       The Company neither maintains nor contributes to or has ever maintained or contributed to, or been required to contribute to, any Benefit Plan, including without limitation any Benefit Plan which is subject to Title IV of ERISA or a multiemployer plan within the meaning of Section 3(37) of ERISA.

(c)       None of the Company nor any Commonly Controlled Entity or any other Person has taken any action, failed to take any action or otherwise incurred any liability with respect to any Benefit Plan or any other employee benefit plan subject to ERISA that is or was maintained or contributed to, or required to be contributed to, by the Company or any Commonly Controlled Entity that may subject Purchaser or its Affiliates (following the Closing) to any liability, including, without limitation, to any Tax or penalty under ERISA or the Code.

(d)       No Owned Real Property is and no non-real estate assets the Company owns or purports to own are subject to a Lien under ERISA or under Section 412 of the Code.

Section 4.09	Labor and Employment Matters.

(a)       Except as set forth in Schedule 4.09, as of the Execution Date there are no (a) collective bargaining agreements or other labor agreements relating to the Company or covering any employee to which the Company is a party or by which it is bound, (b) material unfair labor practice complaints or charges against the Company, pending or, to Sellers’ Knowledge, threatened before the National Labor Relations Board or any state or local agency with respect to the operation of the Company, (c) pending or, to Sellers’ Knowledge, threatened labor strikes or other material labor troubles affecting the Company, or (d) material labor grievances or arbitrations pending against the Company.

(b)	Since September 20, 2005, the Company has not had any employees.

Section 4.10    Environmental Matters. Except as disclosed on Schedule 4.10 and except as would not have a Material Adverse Effect: (a) the Company and the Facility are in compliance with all applicable Environmental Laws, (b) there are no suits, notices, demands, claims, hearings or proceedings pending or to Sellers’ Knowledge threatened in writing against the Company relating to any violation, or alleged violation, of any Environmental Law, (c) to Sellers’ Knowledge, no Hazardous Substance has been disposed of or released at the Facility, (d) the Company has not disposed of, released or transported, or arranged for the disposal, release, or transportation of, any Hazardous Substance related to the operation of the Facility in a manner giving rise to any liability or obligation to report, investigate or cleanup under any applicable Environmental Law, (e) the Company is not subject to any corrective actions or remedial obligations relating to any settlement, court order, administrative order, or judgment asserted or arising under any Environmental Law and (f) the Company has provided or made available to Purchaser all Phase I and Phase II environmental reports prepared in connection with the Facility and the Owned Real Property since September 20, 2005. Notwithstanding any other provision of this Agreement to the contrary, this Section 4.10 contains the sole and exclusive representations and warranties of the Company with regard to Environmental Laws and environmental matters.

Section 4.11    Insurance. At the date hereof, the Company and its businesses and/or properties are insured under the insurance policies listed on Schedule 4.11(i). The Company has made available to Purchaser accurate and complete copies of the insurance policies listed on Schedule 4.11(i). From January 1, 2007 to the Execution Date, the Company has not made any claim under any of the insurance policies, or to Sellers’ Knowledge suffered any losses that could give rise to any such claims, for an amount in excess of $100,000 except as set forth on Schedule 4.11(ii) hereto. To the Company’s Knowledge, neither the Company nor its Affiliate has failed to give, in a timely manner, any material notice required under any of the insurance policies to preserve its rights thereunder with respect to the Owned Real Property and all other material assets of the Facility.

Section 4.12	Taxes.

(a)       Except as set forth in Schedule 4.12(a), all material Tax Returns required to be filed by the Company have been timely filed (taking into account any extensions properly obtained) and all Taxes shown to be due and payable by the Company on such Tax Returns have been paid or a reserve for the amount of such Tax has been established, which reserve shall have been reflected on the Financial Statements.

(b)       Except as set forth in Schedule 4.12(b), (i) there is no material action, suit, proceeding, audit, written claim or assessment pending or proposed against the Company with respect to Taxes or with respect to any Tax Return filed by the Company, (ii) there are no waivers or extensions of any applicable statute of limitations for the assessment or collection of Taxes of the Company which remain in effect, (iii) there are no material Liens for Taxes upon the assets of the Company, other than Permitted Liens; and (iv) the Company has withheld and paid to the proper Taxing Authority all Taxes that it was required to withhold and pay over.

(c)       The Company has been a disregarded entity for federal and Oklahoma state income tax purposes since September 20, 2005, and to Sellers’ Knowledge since inception.

Section 4.13    Intellectual Property. Schedule 4.13 sets forth all material patent, registered trademark, service mark, trade name and registered copyright (collectively, the “Intellectual Property”) owned by the Company or owned by the Operator and used by the Company, and all material licenses and other rights to use intellectual property of others used by the Company or the Operator in the operation of the Facility. The Company has not received from any third party any claim in writing that the Company is infringing the Intellectual Property of such third party, except in any such case as would not have a Material Adverse Effect.

Section 4.14    PUHCA. The Company meets the requirements for, and has been determined by FERC to be, an “Exempt Wholesale Generator” within the meaning of the Public Utility Holding Company Act of 2005.

Section 4.15    Brokers. The Company has no liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Purchaser or its Affiliates could become liable or obligated.

Section 4.16    Capital Structure. The Interests constitute all of the general and limited partnership interests in the Company. There are no outstanding rights to acquire from the Company, or any obligations of the Company to issue, any partnership interests in the Company, and there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any partnership interests, except as set forth in Schedule 4.16. Except as set forth in Schedule 4.16, the Company is not a party to any agreement restricting the purchase or transfer of, relating to the voting of, requiring the registration of, or granting any preemptive or antidilutive rights with respect to, any partnership interests in the Company. The Company does not directly or indirectly beneficially own any securities of, or other beneficial ownership interests in, any other entity.

Section 4.17    Financial Statements. The Company has heretofore delivered to Purchaser the following financial statements (the “Financial Statements”):

(a)       the unaudited Balance Sheet of the Company (the “Unaudited Balance Sheet”) as of September 30, 2007 (the “Balance Sheet Date”), the unaudited Statement of Income for the nine-month period ended September 30, 2007, and the unaudited Statement of Cash Flows for the nine-month period ended September 30, 2007; and

(b)       the unaudited Balance Sheet of the Company as of December 31, 2006, the unaudited Statement of Income for the year ended December 31, 2006, and the unaudited Statement of Cash Flows for the year ended December 31, 2006.

(c)       Each of the Financial Statements is unaudited and was prepared from the books and records kept by the Company, and fairly presents (subject to typical, recurring year-end adjustments and the absence of footnotes) the financial position of the Company as of such dates, and the results of the Company’s operations and the Company’s cash flows for the periods then ended in accordance with GAAP, consistently applied. Since the Balance Sheet Date, no Material Adverse Effect has occurred and is continuing. The Unaudited Balance Sheet reflects all material properties and assets, real, personal or mixed, that are owned by the Company as of the Execution Date, except for inventory purchased or sold in the Ordinary Course since the Balance Sheet Date, other properties and assets (other than capital assets) not in excess of two hundred fifty thousand dollars $250,000 (in the aggregate) purchased or sold since the Balance Sheet Date in the Ordinary Course, capital assets purchased since the Balance Sheet Date in an amount not in excess of five hundred thousand dollars ($500,000) (in the aggregate), and purchase commitments disclosed on Schedule 4.18. No financial statements of any Person other than the Company are required by GAAP to be included in the Financial Statements.

Section 4.18    Liabilities. The Company has no Debt or other liabilities or obligations of any nature whatsoever, whether absolute, accrued or contingent, including liabilities for Taxes accrued but not yet owing, that are, in the aggregate, material except for those (a) reflected or reserved on the Unaudited Balance Sheet, (b) incurred or accrued since the Balance Sheet Date in the Ordinary Course in transactions that involve the purchase or sale by the Company of goods and services, (c) set forth on Schedule 4.18, or (d) incurred in compliance with Section 6.02.

Section 4.19    Change in Circumstance. Except as disclosed on Schedule 4.19, since the Balance Sheet Date, the Company has not taken any of the actions specified in Section 6.02(a).

Section 4.20    Schedule of Assets and Liabilities. The Schedule of Assets and Liabilities is accurate and complete in all material aspects.

Section 4.21    Deferred Costs. As of the Execution Date, the balance in the “deferred transmissions costs” account (assuming preparation of a balance sheet of the Company as of the Execution Date) shall be zero and all Variable Milestone Payments due under the LTSA have been paid.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to each Seller that:

Section 5.01    Organization and Qualification. Purchaser is a corporation duly formed, validly existing and in good standing under the Laws of the State of Oklahoma. Purchaser is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not have a material adverse effect on Purchaser’s ability to perform its obligations hereunder.

Section 5.02    Authority. Purchaser has all requisite entity power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Purchaser of this Agreement and the performance by Purchaser of its obligations hereunder have been duly and validly authorized by all necessary entity action on behalf of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally or by general equitable principles.

Section 5.03    No Conflicts; Consents and Approvals. The execution and delivery by Purchaser of this Agreement does not, and the performance by Purchaser of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

(a)       conflict with or result in a violation or breach of any of the terms, conditions or provisions of its Charter Documents;

(b)       violate or result in a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Purchaser is a party, except for any such violations or defaults (or rights of termination, cancellation or acceleration) which would not, in the aggregate, have a material adverse effect on Purchaser’s ability to perform its obligations hereunder; and

(c)       assuming all required filings, approvals, consents, authorizations and notices set forth in Schedule 5.03(c) (collectively, the “Purchaser Governmental Approvals”) have been made, obtained or given, (i) violate or breach any Law or writ, judgment, order or decree applicable to Purchaser or (ii) require the consent or approval of any Governmental Authority under any applicable Law, except where any such violation or breach or the failure to obtain any such consent or approval would not have a material adverse effect on Purchaser’s ability to perform its obligations hereunder.

Section 5.04    Litigation. There are no Claims pending or, to Purchaser’s Knowledge, threatened in writing, or, to Purchaser’s Knowledge, any investigations ongoing or threatened in writing against Purchaser before any Governmental Authority or any arbitrator, that would, in the aggregate, have a material adverse effect on Purchaser’s ability to perform its obligations hereunder. Purchaser is not subject to any judgment, decree, injunction, rule or order of any Governmental Authority or any arbitrator that prohibits the consummation of the transactions contemplated by this Agreement or would, in the aggregate, have a material adverse effect on Purchaser’s ability to perform its obligations hereunder.

Section 5.05    Compliance with Laws. Purchaser is not in violation of any Law, except for violations that would not, in the aggregate, have a material adverse effect on Purchaser’s ability to perform its obligations hereunder.

Section 5.06    Brokers. Purchaser does not have any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which any Seller or its Affiliates could become liable or obligated.

Section 5.07    No Registration for Acquisition. Immediately after the Closing, Purchaser will consummate the Asset Purchase Agreement and will liquidate the Company. Except as contemplated by the prior sentence, Purchaser is acquiring the Interests for its own account without the present intent to sell, transfer or otherwise distribute the same to any other Person in violation of the Securities Act of 1933 (the “1933 Act”). Purchaser acknowledges that the Interests are not registered pursuant to the 1933 Act and that the Interests may not be transferred, except pursuant to an applicable exception under the 1933 Act. Purchaser is an “accredited investor” as defined under Rule 501 promulgated under the 1933 Act.

Section 5.08    Financial Resources. Subject to the satisfaction of the condition set forth in Section 7.02(g), Purchaser has cash or credit available, and will have cash available at the Closing, to enable it to purchase the Interests on the terms hereof and otherwise perform its obligations hereunder.

Section 5.09    No Knowledge of Breach. Purchaser does not have Knowledge of any breach by Sellers of any of their respective representations and warranties herein.

Section 5.10    Opportunity for Independent Investigation. Purchaser is an experienced and knowledgeable investor in the U.S. power generation and development business. Purchaser has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Company and acknowledges that Purchaser has been provided access to personnel, properties, premises and records of the Company for such purpose. In entering into this Agreement, Purchaser has relied solely upon the representations, warranties and covenants contained herein and upon its own investigation and analysis of the Interests, the Company and the business conducted by the Company (such investigation and analysis having been performed by Purchaser or Purchaser’s Representatives), and Purchaser:

(a)       acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether oral or written, express or implied,

made by any Seller or any of its Representatives, Affiliates or agents that are not expressly set forth in this Agreement;

(b)       acknowledges that, except as expressly provided herein, the Sellers do not make and have not made any representations or warranties of any kind, express or implied, written or oral, as to compliance with Law, and/or any requirements for alterations or improvements to comply with Law, including any representations or warranties pertaining to zoning, environmental or other law; the generators, pipelines or other physical equipment and fixtures on the Real Property comprising or associated with the Facility, or any other aspect of the economic operations on such Real Property; the conditions of the soils, water or groundwater of, or in the vicinity of, such Real Property; or any other matter bearing on the use, value or condition of the assets of the Company;

(c)       acknowledges and agrees that none of Sellers, the Company or any of their respective Representatives, Affiliates or agents makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Purchaser or its Representatives, shareholders, Affiliates or agents, including, without limitation, any information included in the Confidential Memorandum dated October 2007 and any information, document, or material provided or made available, or statements made, to Purchaser (including its Representatives, shareholders, Affiliates and agents) during site or office visits, in any “data rooms,” management presentations or supplemental due diligence information provided to Purchaser (including its Representatives, shareholders, Affiliates and agents), in connection with discussions with management or in any other form in expectation of the transactions contemplated by this Agreement (collectively, the “Due Diligence Information”);

(d)       acknowledges and agrees that (i) the Due Diligence Information includes certain projections, estimates, and other forecasts, and certain business plan information, (ii) there are uncertainties inherent in attempting to make such projections, estimates and other forecasts and plans and Purchaser is familiar with such uncertainties, and (iii) Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, estimates and other forecasts and plans so furnished to it and any use of or reliance by Purchaser on such projections, estimates and other forecasts and plans shall be at its sole risk; and

(e)       agrees, to the fullest extent permitted by Law, that none of Sellers, the Company or any of their respective Representatives, Affiliates or agents shall have any liability or responsibility whatsoever to Purchaser or its Representatives, shareholders, Affiliates or agents on any basis (including, without limitation, in contract or tort, under federal or state securities Laws or otherwise) resulting from the furnishing to Purchaser, or from Purchaser’s use of, any Due Diligence Information.

ARTICLE VI

COVENANTS

The Parties hereby covenant and agree as follows:

Section 6.01	Access of Purchaser.

(a)       During the Interim Period, Sellers shall cause the Company to (i) provide Purchaser and its Representatives with reasonable access during normal business hours to the Facility and the officers and management employees of the Company; and (ii) use commercially reasonable efforts to provide Purchaser and its Representatives with reasonable access during normal business hours to the employees of the Operator and to the employees of General Electric International, Inc. who are responsible for managing performance of the LTSA, in each case in such a manner so as not to unreasonably interfere with the business or operations of the Company; provided, however, that the Company shall have the right to (y) have a Representative present for any communication with employees or officers of the Company or its contractors and (z) impose reasonable restrictions and requirements for safety or operational purposes; provided, further, that neither Purchaser nor its Representatives shall collect or analyze any environmental samples (including building materials, indoor and outdoor air, surface and ground water, and surface and subsurface soils), without the prior written authorization of Sellers. Notwithstanding the foregoing, Sellers and the Company shall not be required to provide any information or allow any inspection which they reasonably believe they may not provide to Purchaser or allow by reason of applicable Law, which constitutes or allows access to information protected by attorney/client privilege, or which Sellers or the Company are required to keep confidential or prevent access to by reason of contract, agreement or understanding with third parties if Sellers or the Company have used reasonable commercial efforts to obtain the consent of such third party to such inspection or disclosure. Notwithstanding anything contained herein, Purchaser shall not be permitted to contact any of the Company’s vendors, customers (other than OMPA and GRDA) or suppliers, or any Governmental Authorities, during the Interim Period without receiving prior written authorization from Sellers, which authorization shall not be unreasonably withheld. Following the Closing, Sellers shall be entitled to retain copies of all books and records relating to their ownership and/or operation of the Company and its businesses, subject to the terms of the Confidentiality Agreement entered into among the Parties dated November 9, 2007.

(b)       Purchaser shall indemnify, defend and hold harmless Sellers and their Representatives from and against any and all Losses incurred by Sellers, their Representatives or any other Person arising out of the access rights under this Section 6.01, including any Claims by any of Purchaser’s Representatives for any injuries or Losses while present at the Facility.

Section 6.02	Conduct of Business Pending the Closing.

(a)       During the Interim Period, Sellers shall cause the Company to use commercially reasonable efforts to operate and maintain the Facility in the Ordinary Course in accordance with Prudent Operator Practices and in material compliance with all applicable Laws. Without limiting the foregoing, except as otherwise contemplated by this Agreement or set forth in Schedule 6.02(a) or as consented to by Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, the Company will not, during the Interim Period:

(i)        sell, transfer, convey, encumber or otherwise dispose of any assets outside the Ordinary Course;

(ii)       other than trade or account payables incurred in the Ordinary Course, incur, create, assume or otherwise become liable for any Debt other than Debt that will be discharged at or prior to Closing;

(iii)      fail to maintain its existence or merge or consolidate with any other Person or acquire all or substantially all of the assets of any other Person, having a value of more than one hundred thousand dollars ($100,000) in any one instance or five hundred thousand dollars ($500,000) in the aggregate;

(iv)	issue or sell any of its equity interests;

(v)       liquidate, dissolve, reorganize or otherwise wind up its business or operations;

(vi)      purchase any securities of any Person, except for short-term investments or cash equivalents made in the Ordinary Course;

(vii)     amend or modify its Charter Documents in any manner that will have a material adverse effect on the Company or Purchaser;

(viii)    effect any recapitalization, reclassification or like change in its capitalization;

(ix)	except in the Ordinary Course, acquire any material assets;
(x)	engage in any new line of business;

(xi)      make any change in its accounting or Tax reporting principles, methods or policies, except as required by GAAP, or cause the Company to cease to be treated as a disregarded entity for federal and Oklahoma state income tax purposes; or

(xii)	agree or commit to do any of the foregoing.

(b)       Notwithstanding Section 6.02(a) or any other provision herein, the Company may (i) take commercially reasonable actions with respect to emergency situations and/or to comply with applicable Law and (ii) at or before Closing, irrevocably transfer out all cash to Sellers.

(c)       With respect to any Permits for which the date for filing a renewal application will have passed by the Closing Date, Sellers shall, or shall cause the Company to, file by the Closing Date all applications necessary to renew such Permits in a timely fashion without any material modifications to the terms of such Permits.

(d)       Sellers shall, or shall cause the Company to, use commercially reasonable efforts to maintain through the Closing Date all insurance policies in the Ordinary Course consistent with Prudent Operator Practices.

(e)       For purposes of clarity, nothing contained in this Agreement shall prohibit the Company from entering into any contracts on commercially reasonable terms for (i) the sale of the power or power products of the Facility including, but not limited to, energy, capacity and/or ancillary services, or (ii) fuel for the Facility including, but not limited to, natural gas and fuel transportation, provided that any such contracts have a duration of less than one (1) year from the Execution Date except for contracts (x) with Purchaser for up to 51% of the output of the Facility, (y) with OMPA for up to 13% of the output of the Facility, or (z) with GRDA for up to 36% of the output of the Facility.

Section 6.03	Tax Matters.
(a)	Tax Returns

(i)        Tax Reporting. For Tax purposes, Purchaser and Sellers shall treat the purchase and sale of the Interests pursuant to this Agreement as the purchase and sale of the assets of the Company, and shall report the purchase and sale on all Tax Returns as provided in Section 2.08.

(ii)       Seller Tax Returns. Each Seller shall cause to be included in the federal income Tax Returns (and to the extent permissible state income Tax Returns) that include the income and activities of such Seller all items of income, gain, loss, deduction and credit or other items of the Company through the Closing Date and shall be responsible for the timely payment (and entitled to any refund) of all Taxes due with respect to the periods covered by such Tax Returns.

(iii)      Purchaser Tax Returns. Except as otherwise provided in Sections 6.03(e) and (f), Purchaser shall cause to be timely filed all Tax Returns required to be filed by the Company after the Closing Date, and shall be responsible for the timely payment of all Taxes shown due thereon.

(b)       Cooperation. Purchaser and Sellers shall cooperate fully, and shall cause their respective Affiliates to cooperate fully, as and to the extent reasonably requested by either Party, in connection with the filing of Tax Returns pursuant to this Section 6.03 and any audit, litigation or other proceeding (each a “Tax Proceeding”) with respect to such Tax Returns. Such cooperation shall include the retention and (upon a Party’s request) the provision of records and information which are reasonably relevant to any such Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c)       Transfer Taxes. Purchaser shall file all Tax Returns required to be filed to report Transfer Taxes imposed on or with respect to the purchase and sale of the Interests pursuant to this Agreement. In the event that any Transfer Taxes (but, for the avoidance of doubt, not any Taxes based on or measured by income) are deemed to be payable in connection with the sale of the Interests, all such Transfer Taxes shall be borne one-half by Sellers and one-half by Purchaser. Accordingly, if Purchaser is required by law to pay any such Transfer Taxes, Sellers shall promptly reimburse Purchaser for one-half of the amount of such Transfer Taxes actually paid by Purchaser; if Sellers are required by law to pay any such Transfer Taxes, Purchaser shall promptly reimburse Sellers for one-half of the amount of such Transfer Taxes actually paid by Sellers. Sellers and Purchaser shall timely file any Transfer Tax Returns as required by law and shall notify the other when such filings have been made. Sellers and Purchaser shall cooperate and consult with each other prior to filing such Transfer Tax Returns to ensure that all such Tax Returns are filed in a consistent manner.

(d)       Any Tax sharing or similar agreement between the Company on the one hand and a Seller or an Affiliate of a Seller on the other hand shall terminate as of the Closing Date and no party thereto shall have any rights or obligations thereunder with respect to any past, current or future Tax period.

(e)       Sellers shall be responsible for the payment of all ad valorem real estate taxes and assessments assessed against the Owned Real Property and all special assessments against the Owned Real Property, for the years prior to the year of the Closing. Ad valorem real estate taxes for the year of the Closing shall be prorated between Sellers and Purchaser, with the Sellers being responsible for the period to the date of the Closing. If the actual amount of ad valorem taxes for the year of the Closing cannot be determined at the Closing, the proration shall be based on a reasonable estimate of the taxes for such year as agreed to by the Parties or, failing such agreement, the proration shall be made when the actual tax amount is determined for the year of Closing.

(f)        Sellers shall be responsible for the payment of all ad valorem taxes and assessments assessed against the Company’s personal property for the years prior to the year of the Closing. Ad valorem personal property taxes for the year of the Closing shall be prorated between Sellers and Purchaser, with the Sellers being responsible for the period to the date of the Closing. If the actual amount of ad valorem taxes for the year of the Closing cannot be determined at the Closing, the proration shall be based on a reasonable estimate of the taxes for such year as agreed to by the Parties or, failing such agreement, the proration shall be made when the actual tax amount is determined for the year of Closing.

Section 6.04    Public Announcements. Sellers and Purchaser will consult with each other before issuing, and provide each other a reasonable opportunity to review and make reasonable comment upon, any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable Law or any listing agreement with a national securities exchange or quotation system, will not issue any such press release or make any such public statement prior to such consultation.

Section 6.05    Expenses and Fees. Except as expressly provided otherwise herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.

Section 6.06	Agreement to Cooperate; Regulatory Approvals.

(a)       Subject to the terms and conditions of this Agreement and applicable Law, each Party shall use its reasonable commercial efforts to take, or cause to be taken, all action and do, or cause to be done, all things necessary, proper or advisable to obtain as promptly as reasonably practicable all necessary or appropriate waivers, consents, approvals or authorizations of Governmental Authorities, including without limitation the OCC, and to satisfy all other conditions required in order to consummate the transactions contemplated by this Agreement (and, in such case, to proceed with the consummation of the transactions contemplated by this Agreement as expeditiously as possible).

(b)       In addition to and without limitation of the foregoing, Purchaser, on the one hand, and each Seller, on the other hand, shall (i) file as soon as practicable, but in no event later than sixty (60) days following the Execution Date, any application, form or report required by FERC or the OCC (in the case of Purchaser), and (ii) file as soon as practicable, but in no event later than thirty (30) days following the Execution Date, any form or report required by any other Governmental Authority relating to antitrust, competition, trade or energy regulation matters. Such sixty (60) day period or thirty (30) day period, as the case may be, shall be extended if the Parties agree that such extension is in the best interests of the Parties. Each of the Parties shall request expedited treatment of any such filings. Purchaser and each Seller shall (A) respond as promptly as practicable to any inquiries or requests received from any Governmental Authority for additional information or documentation, and (B) not enter into any agreement with any Governmental Authority to not to consummate the transactions contemplated by this Agreement, except with the prior consent of the other Party (which shall not be unreasonably withheld, delayed or conditioned). Each Party shall (I) promptly notify the other Party of any material written communication to that Party from any Governmental Authority and, subject to applicable Law, permit the other Party or their counsel to review in advance any proposed written communication to any of the foregoing; (II) not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat; and (III) subject to applicable Law, furnish the other Party with copies of all material correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives on the one hand, and any Governmental Authority or members of their respective staffs on the other hand, with respect to this Agreement and the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, each Party agrees not to oppose, obstruct or otherwise interfere with in any manner whatsoever the efforts of the other Party to obtain clearance or approval required by any Governmental Authority or applicable Law, in each case, with respect to the transactions contemplated by this Agreement.

(c)       Prior to filing any application, form or report required by FERC or the OCC with respect to the transactions contemplated by this Agreement, Purchaser and Sellers, as the case may be, shall provide each other a copy of such proposed filing for their review; provided that the Parties shall cooperate in the preparation of, and have the joint right to approve any such application, form or report that must be submitted jointly by the Sellers and Purchaser prior to filing.

(d)       Except as set forth in Schedule 6.06(d), during the Interim Period, Purchaser agrees that except as may be agreed in writing by Sellers or as may be expressly permitted pursuant to this Agreement, it shall not, and shall not permit any of its Subsidiaries or Affiliates to, acquire, develop or construct any electric generation or transmission facility, enter into any Contract with respect to any electric generation or transmission facility, or otherwise obtain control over any electric generation or transmission facility, or make any regulatory filing seeking to do any of the foregoing, in each case which could impact the ability of the Parties to secure all required government approvals to consummate the transactions hereunder, or take any action with any Governmental Authority relating to the foregoing, or agree, in writing or otherwise, to do any of the foregoing, in each case which could reasonably be expected to delay or prevent the consummation of the transactions contemplated hereby or result in the failure to satisfy any condition to consummation of the transactions contemplated hereby. Purchaser shall bear the filing fee associated with any filings made pursuant to this Section 6.06.

Section 6.07    Further Assurances. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, at any Party’s request and without further consideration, the other Parties shall execute and deliver to such Party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions and execute and deliver such other documents as such Party may reasonably request in order to consummate the transactions contemplated by this Agreement.

Section 6.08    Post-Closing Access to Information. After the Closing Date, each Seller and Purchaser shall grant each other (or their respective designees), and Purchaser shall cause the Company to grant to each Seller (or its designees), access at all reasonable times to all of the information, books and records relating to the Company and the Facility in its possession, and shall afford such Party the right (at such party’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to implement the provisions of, or to investigate or defend any Claims arising under, this Agreement.

Section 6.09	Employee and Benefit Matters.

(a)       On Purchaser’s request, Sellers shall use commercially reasonable efforts to promptly provide to Purchaser, information regarding the employees employed by the Operator at the Facility sufficient for Purchaser to have a reasonable basis to determine whether Purchaser wishes to offer such employees competitive terms of employment, subject to any limitations imposed by applicable Laws. Prior to the Closing Date Purchaser, or its designee, shall interview all employees employed by Operator to perform services at the Facility, who are “actively at work” as of the Execution Date (for purposes of this Section 6.09, an employee is not “actively at work” if the employee is receiving long-term disability benefits under any plan or program established or maintained by the Operator for any reason including the employee having represented that he or she is unable to perform any work). Purchaser, or its designee, shall have the right, but not the obligation, to offer employment (effective as of the Closing Date) to any, all or none of the employees employed by Operator, at the Facility. Each offer of employment shall be made not less than sixty (60) days prior to the Closing Date and on terms and conditions determined by Purchaser in its sole discretion. Each such employee that accepts Purchaser’s offer of employment shall be referred to herein as an (“Affected Employee”).

(b)       Nothing in this Section 6.09 or elsewhere in this Agreement is intended to confer upon any Affected Employee or other employee of the Operator or any employee of the Company any rights of any kind whatsoever under or by reason of this Agreement, including, without limitation, any rights to or of employment for a specified period or any other form of employment security. Purchaser shall not assume any obligation or liability for employment practices or policies maintained by the Operator or the Company or any Affiliate of either with respect to employees thereof. Purchaser and its Affiliates shall not assume any Benefit Plan and shall have no liability or obligation with respect to the Benefit Plans. In addition, Purchaser shall have no obligation or liability nor incur any cost or expense with respect to any claims, whether arising before, on or after the Closing, by any employee or former employee, director or consultant of the Operator or of the Company or any Affiliate of either arising by reason of the sale or purchase of the Interests in the Company pursuant to this Agreement or by reason of such employee or former employee’s, director’s or consultant’s employment or service, or the termination of his or her employment or service, by or with the Operator or the Company or any Affiliate of either. Without limiting the generality of the foregoing, Operator shall honor and pay all unused vacation, holiday, sickness and personal days accrued prior to the consummation of the Closing by the Affected Employees under the policies and practices of the Operator.

Section 6.10    Resignation of Members, Managers, Officers and Directors. At Closing, Sellers shall cause the resignation of all officers and directors or similar persons on any board or operating, management or other committee established under the Company Charter Documents.

Section 6.11    Use of Certain Names. Within fifteen (15) days following the Closing, Purchaser shall cause the Company to cease using the word “Kelson” and any word or expression similar thereto or constituting an abbreviation or extension thereof (the “Sellers’ Marks”), including eliminating the Sellers’ Marks from all assets of the Company and the disposing of any unused stationery and literature of the Company, and thereafter, Purchaser shall not, and shall cause the Company and the Facility not to, use the Sellers’ Marks or any logos, trademarks, trade names, patents or other Intellectual Property rights belonging to Sellers or any of their Affiliates, or which Sellers or any of their Affiliates have the right to use, and Purchaser acknowledges that it, its Affiliates, the Company and the Facility have no rights whatsoever to use such Intellectual Property.

Section 6.12    Support Obligations. At Closing, Purchaser shall effect the full and unconditional release of the Sellers and their Affiliates from any credit support obligations provided by Sellers or such Affiliates with respect to the Company, the Facility or the operation thereof, including the credit support obligations listed on Schedule 6.12.

Section 6.13    Termination of Certain Services, Contracts, Receivables and Payables. Notwithstanding anything in this Agreement to the contrary, during the Interim Period, Sellers shall take such actions as may be necessary to terminate or sever as to the Company or the Facility (with appropriate mutual releases) upon the Closing any services jointly shared or used by any of the Company, the Facility and Sellers or any of their Affiliates, including joint Tax services, joint legal services and joint banking services (to include the severance of any centralized clearance accounts) and each Contract listed on Schedule 6.13.

Section 6.14    Insurance. Purchaser shall be solely responsible for providing insurance to the Company and the business of the Facility as of the Closing. Purchaser acknowledges that no insurance coverage or policy maintained for the Company or the Facility will extend beyond the Closing for the benefit of Purchaser. If before the Closing Date any damage or casualty loss shall occur with respect to the Facility, and claims associated with such losses have or may be made against insurance policies maintained by Sellers or their Affiliates prior to the Closing or under policies otherwise retained by Sellers or their Affiliates after the Closing, in each case to recover amounts necessary to repair or replace the affected asset(s), then Sellers shall use commercially reasonable efforts so that Purchaser can file, notice, and otherwise pursue such claims and recover proceeds under the terms of such policies. Sellers or their Affiliates shall be reimbursed (or otherwise indemnified and held harmless) by Purchaser for any Losses or other costs incurred by the Sellers or their Affiliates and arising out of Purchaser’s pursuing such claims under any such insurance policies. If Sellers shall receive any such proceeds prior to Closing, Sellers shall, to the extent such proceeds are not, prior to Closing, applied to pay the costs associated with affecting the necessary repairs on replacements, pay such unused amounts to Purchaser or deduct such amounts from the purchase price.

Section 6.15    Title. Within fifteen (15) days after the Execution Date, Purchaser, at its sole cost and expense, shall have the right to order an ALTA title insurance report and commitment for an owner’s title insurance policy in respect of the Owned Real Property to be issued in the name of Purchaser, OMPA and GRDA. Within thirty (30) days after receipt of such title commitment, the Purchaser shall notify the Sellers of any matters contained in the title commitment that would constitute a Lien which is not a Permitted Lien. Purchaser’s failure to so notify Sellers shall be deemed a waiver by Purchaser of any right not to close by virtue of any matters shown on the title report which is not a Permitted Lien. Subject to the foregoing, as of the Closing, the commitment shall show good and marketable title of the Company to such Owned Real Property free and clear of all Liens, except for Permitted Liens or as approved by Purchaser.

Section 6.16    Consent Order. Sellers shall be solely responsible for any expenditures required to comply with the Consent Order or as a result of the application described in Paragraph 13.A of the Consent Order, including the cost of any emission monitoring or control equipment that may be required, to the extent such expenditures relate directly thereto.

Section 6.17    Asset Purchase Agreement. Purchaser shall use commercially reasonable efforts to enforce the Asset Purchase Agreement in accordance with its terms and conditions and applicable Laws, and shall not waive or amend any material term or condition without Sellers’ consent, which consent shall not be unreasonably withheld. In the event Purchaser recovers any damages due to the breach by another party to the Asset Purchase Agreement, Purchaser shall remit fifty percent (50%) of the amount of such damages to Sellers. For purposes of clarity, nothing herein shall be interpreted as allowing Sellers to have a claim against any other party to the Asset Purchase Agreement, nor making Sellers a third party beneficiary thereof or having any obligations or liability thereunder.

Section 6.18	Certain Operations Matters

(a)       As soon as practicable after the Execution Date, Sellers shall cause the Company to provide Purchaser with a schedule of planned maintenance for 2008 for the Facility. The monthly report furnished to Purchaser pursuant to Section 6.18(b) below shall include a summary of any maintenance activities performed for each relevant month.

(b)       During the Interim Period, the Sellers shall promptly following receipt provide Purchaser with a copy of each monthly operation and maintenance report for the Facility.

(c)       During the Interim Period, Sellers shall cause the Company to use commercially reasonable efforts to: (i) maintain an adequate number of properly trained personnel with power plant experience for the operation of the Facility and (ii) if at any time the level of personnel at the Facility is less than the level existing as of the Execution Date, subject to a reasonable period of time to replace the relevant personnel hire, or cause the Operator to hire, qualified replacement personnel.

(d)       During the Interim Period, Sellers shall, after the start of any Unit, use commercially reasonable efforts to cause the runtime of such Unit to be not less than 8 continuous hours, excluding ramp-up and ramp-down, and subject to technical or environmental limitations.

(e)       During the Interim Period, the Company shall operate the Facility in a manner materially consistent with the cumulative run hours and starts as set forth in Exhibit D unless otherwise consented to by Purchaser, such consent not to be unreasonably withheld.

(f)        The Company shall operate, or cause the Operator, to operate the Facility in a manner materially consistent with the operation and maintenance standards recommended by the Facility’s equipment suppliers and manufacturers consistent with Prudent Operator Practices.

ARTICLE VII

CONDITIONS TO THE CLOSING

Section 7.01    Conditions to the Obligations of Each Party. The obligations of the Parties to proceed with the Closing are subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, as to a Party by such Party:

(a)       no permanent judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction shall be in effect which has the effect of making the transactions contemplated by this Agreement and the Asset Purchase Agreement illegal or otherwise restraining or prohibiting the consummation of the transactions contemplated by this Agreement (each Party agreeing to use its reasonable commercial efforts, including appeals to higher courts, to have any judgment, injunction, order or decree lifted);

(b)       the Parties shall have obtained an order from FERC, in form and substance reasonably satisfactory to the Parties, authorizing the purchase and sale of the Interests pursuant to Section 203 of the Federal Power Act and the transaction contemplated by the Asset Purchase Agreement; and an OCC order, in form and substance reasonably satisfactory to the Purchaser with respect to the approval of the prudence of the transactions contemplated by this Agreement and the Asset Purchase Agreement and an appropriate, reasonable recovery mechanism (such orders shall be deemed reasonably satisfactory to Purchaser if the applicable order does not contain any conditions or restrictions which are materially more burdensome than those proposed in the respective applications for such orders); and

(c)       all required waiting periods applicable to this Agreement and the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

Section 7.02    Conditions to the Obligations of Purchaser. The obligation of Purchaser to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of the following further conditions, any one or more of which may be waived, in whole or in part, by Purchaser:

(a)       each Seller shall have performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date except where the failure to perform would not in the aggregate have a Material Adverse Effect;

(b)       the representations and warranties of each Seller contained in this Agreement (without regard to Material Adverse Effect or similar qualifiers) shall be true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for failures to be true and correct that have not, individually or in the aggregate, have resulted in a Material Adverse Effect;

(c)       Purchaser shall have received a certificate signed on behalf of each Seller indicating that the conditions provided in Section 7.02(a) and Section 7.02(b) have been satisfied;

(d)       the Purchaser Governmental Approvals shall have been obtained and shall be in form and substance reasonably satisfactory to the Purchaser (such governmental approvals shall be deemed reasonably satisfactory if Purchaser is not subject to any conditions or restrictions which are materially more burdensome than those proposed in the respective applications for such governmental approvals);

(e)       the Purchaser’s receipt of deliveries to be made by each Seller under Section 2.04;

(f)        all of the conditions to OMPA’s and GRDA’s obligations under the Asset Purchase Agreement shall have been satisfied or waived; and

(g)       Purchaser shall have received evidence satisfactory to Purchaser that OMPA and GRDA shall have deposited their respective purchase price amounts under the Asset Purchase Agreement in an escrow account for the benefit of Purchaser.

Section 7.03    Conditions to the Obligations of Sellers. The obligation of each Seller to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of the following further conditions, any one or more of which may be waived, in whole or in part, by each Seller:

(a)       Purchaser shall have performed in all material respects all of its material obligations hereunder required to be performed by it at or prior to the Closing Date;

(b)       the representations and warranties of Purchaser contained in this Agreement (without regard to material adverse effect qualifiers) shall be true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date in which case as of such earlier date), except for failures of the representations and warranties to be true and correct which do not have a material adverse effect on Purchaser’s ability to perform its obligations hereunder;

(c)       such Seller shall have received a certificate signed on behalf of Purchaser indicating that the conditions provided in Section 7.03(a) and Section 7.03(b) have been satisfied;

(d)       the Seller Governmental Approvals shall have been obtained and shall be in form and substance reasonably satisfactory to the Sellers; and

(e)	Sellers’ receipt of deliveries to be made by Purchaser under Section 2.05.

ARTICLE VIII

TERMINATION

Section 8.01    Termination. This Agreement may be terminated and the consummation of the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a)	by mutual written consent of Purchaser and Sellers;
(b)	by either Purchaser or Sellers:

(i)        if the Closing has not occurred on or before three hundred (300) days after the Execution Date (such date, as it may be extended under clause (A) of this paragraph, the “Termination Date”); provided, however, (A) that Sellers shall have the option, in their sole discretion, to extend the Termination Date for an additional period of time not to exceed one hundred eighty (180) days if the sole reason that the Closing has not occurred by such date is that the conditions set forth in Sections 7.01(b), 7.01(c), 7.02(d) or 7.03(d) have not been satisfied due to the failure to obtain the necessary waivers, consents, approvals and authorizations under applicable Laws or a permanent judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction shall be in effect and the applicable Party(s) is still attempting to obtain such necessary waivers, consents, approvals and authorizations under applicable Laws, or is contesting (x) the refusal of the relevant Governmental Authority to give such consents or approvals or (y) the entry of any such permanent judgment, injunction, order or decree, in court or through other applicable proceedings; and (B) the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur by the Termination Date; or

(ii)       if any court of competent jurisdiction in the United States or other United States Governmental Authority shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such order, decree, ruling or other action is or shall have become final and nonappealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have used reasonable commercial efforts to prevent the entry of and to remove such order, decree, ruling or final action;

(c)       by Purchaser if there has been a material breach by any Seller of any representation, warranty, covenant or agreement contained in this Agreement which (x) would result in a failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (y) cannot be cured prior to the Termination Date or if the condition set forth in Section 7.02(g) is not met; and

(d)       by Sellers if (i) there has been a material breach by Purchaser of any representation, warranty, covenant or agreement contained in this Agreement which (x) would result in a failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (y) cannot be cured prior to the Termination Date or (ii) the Asset Purchase Agreement has terminated prior to the Closing Date.

The Party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give notice of such termination to the other Party.

Section 8.02    Effect of Termination. In the event of termination of this Agreement by any Seller or by Purchaser prior to the Closing pursuant to the provisions of Section 8.01, there shall be no liability or further obligation on the part of Purchaser or Sellers or their respective officers, managers or directors (except as set forth in Section 6.01(b), Section 6.05, Section 6.17, this Section 8.02, Section 9.03 and Article X, all of which shall survive the termination hereof); provided, however, that nothing in this Section 8.02 shall relieve any Party from liability for any breach of this Agreement by such Party prior to termination of this Agreement.

ARTICLE IX

INDEMNIFICATION

Section 9.01    Survival. All representations, warranties, covenants and obligations in this Agreement or in any agreement, instrument or other document delivered in connection herewith, and the right to commence any Claim with respect thereto, shall survive the execution and delivery hereof and the Closing Date but shall terminate on the first anniversary of the Closing Date. No Party may make or assert any Claim under any representation or warranty of, or breach of covenant by, any other Party contained in this Agreement or in any agreement, instrument or other document delivered in connection herewith after the first anniversary of the Closing Date, except that any claims made or asserted by a Party within the applicable time period prescribed above setting forth such Claim in reasonable detail (including a reasonable specification of the legal and factual basis for such Claim and the Loss incurred) shall survive such expiration until such Claim is finally resolved and all obligations with respect thereto are fully satisfied.

Section 9.02	Indemnification.

(a)       Subject to the provisions of this Article IX, Sellers, jointly and severally from and after the Closing Date, shall indemnify and hold harmless Purchaser and the Company from and against any and all Losses actually incurred by either of them that arise out of or result from (i) the breach of any of the representations and warranties, as of the date when made, or (ii) the breach of any of the covenants or agreements of Sellers contained in this Agreement.

(b)       Subject to the provisions of this Article IX, Purchaser from and after the Closing Date shall indemnify and hold harmless Sellers from and against any and all Losses actually incurred by Sellers that arise out of or result from the breach of any of the Purchaser’s (i) representations and warranties as of the date when made, and (ii) covenants or agreements contained in this Agreement.

(c)       Notwithstanding anything to the contrary in this Agreement, a Party shall not be liable for any Losses with respect to the matters set forth in Section 9.02(a) or 9.02(b) unless a Claim is timely asserted during the survival period specified in Section 9.01.

(d)       The total aggregate liability of Sellers for any claims for Losses arising under this Agreement, whether based in contract, tort, strict liability, other Law or otherwise, shall not exceed forty million dollars ($40,000,000).

(e)       Sellers shall have no liability in respect of its indemnification obligations under Section 9.02(a), and there shall be no claim for indemnification asserted by Purchaser, until (y) the Loss with respect to the particular act, circumstance, development, event, fact, occurrence or omission exceeds two hundred fifty thousand dollars ($250,000) (aggregating all Losses arising from substantially identical facts and then only for amounts in excess thereof), and (z) the aggregate of all Losses under Section 9.02(a) exceeds, on a cumulative basis, two million dollars ($2,000,000) (and then only to the extent of such excess).

(f)        In calculating any amount of Losses recoverable pursuant to Section 9.02(a) or 9.02(b), the amount of such Losses shall be reduced by (i) any recoverable insurance proceeds relating to such Loss, net of any related deductible and any expenses to obtain such proceeds, (ii) any prior or subsequent recoveries from third-parties pursuant to indemnification (or otherwise) with respect thereto, net of any expenses incurred by the Indemnified Party in obtaining such third-party payment, (iii) the amount of any net Tax benefit actually realized from the incurrence or payment of such Losses, and (iv) any reserves established with respect to such Losses. The Parties shall treat any indemnification payment pursuant to this Article IX as an adjustment to the Final Purchase Price for all Tax purposes unless otherwise required by applicable Law. The Indemnified Party shall use its commercially reasonable efforts to seek insurance recoveries in respect of losses to be indemnified hereunder. If any insurance proceeds or other recoveries from third-parties or net Tax benefits are actually realized (in each case net of expenses of such recoveries) by an Indemnified Party subsequent to the receipt by such Indemnified Party of an indemnification payment hereunder in respect of the claims to which such insurance proceedings, third-party recoveries or net Tax benefits relate, appropriate refunds shall be made promptly to the Indemnifying Party regarding the amount of such indemnification payment.

(g)       No Person shall be entitled to indemnification under this Article IX if, on or prior to the Closing Date, such Person seeking indemnification had Knowledge of the breach of representation, warranty, covenant or agreement with respect to which such Person is seeking indemnification under this Article IX. Purchaser shall promptly notify Sellers of any breach of any representation, warranty, covenant or agreement of Sellers made hereunder of which Purchaser has Knowledge.

(h)       Each Party shall have a duty to use commercially reasonable efforts to mitigate any Loss suffered by such Party in connection with this Agreement.

(i)        Sellers shall have no liability for any Losses that represent the cost of repairs, replacements or improvements which enhance the value of the repaired, replaced or improved asset above its value on the Closing Date or which represent the cost of repair or replacement exceeding the reasonable cost of repair or replacement.

(j)        The remedies for environmental claims set forth in this Agreement shall be the Purchaser’s sole and exclusive remedies and Purchaser expressly waive all other rights of recovery against Sellers under any Environmental Law including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act and the Resource Conservation and Recovery Act.

(k)       This Article IX shall be the sole and exclusive remedy of the Parties hereto following the Closing for any Loss arising out of any misrepresentation or breach of the representations, warranties, covenants or agreements of the Parties contained in this Agreement. In furtherance of the foregoing, each of the Parties hereto hereby waives, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action it may have against the other Parties hereto, arising under or based upon any law, other than the right to seek indemnity pursuant to this Article IX.

Section 9.03	Waiver of Other Representations.

(a)       EXCEPT FOR THOSE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III OR ARTICLE IV, SELLERS’ INTERESTS IN THE COMPANY ARE BEING TRANSFERRED THROUGH THE SALE OF THE INTERESTS “AS IS, WHERE IS, WITH ALL FAULTS,” AND SELLERS EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE COMPANY AND THE FACILITY OR THE PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS OF THE COMPANY AND THE FACILITY.

(b)       EXCEPT FOR THE OBLIGATIONS OF SELLERS UNDER THIS AGREEMENT, FOR AND IN CONSIDERATION OF THE TRANSFER OF THE INTERESTS, EFFECTIVE AS OF THE CLOSING DATE, PURCHASER AND THE COMPANY AND THEIR RESPECTIVE AFFILIATES HEREBY RELEASE, ACQUIT AND FOREVER DISCHARGE SELLERS AND THEIR RESPECTIVE AFFILIATES, EACH OF THEIR PRESENT AND FORMER REPRESENTATIVES AND EACH OF THEIR RESPECTIVE HEIRS, EXECUTORS, ADMINISTRATORS, SUCCESSORS AND ASSIGNS, FROM ANY AND ALL MANNER OF CAUSE OR CAUSES OF ACTION, DEMANDS, RIGHTS, DAMAGES, DEBTS, DUES, SUMS OF MONEY, ACCOUNTS, RECKONINGS, COSTS, EXPENSES, RESPONSIBILITIES, COVENANTS, CONTRACTS, CONTROVERSIES, AGREEMENTS AND CLAIMS WHATSOEVER, WHETHER KNOWN

OR UNKNOWN, OF EVERY NAME AND NATURE, BOTH IN LAW AND IN EQUITY, WHICH PURCHASER OR ITS AFFILIATES OR THEIR SUCCESSORS AND ASSIGNS EVER HAD, NOW HAVE, OR WHICH THEY OR THEIR SUCCESSORS OR ASSIGNS HEREAFTER MAY HAVE OR SHALL HAVE AGAINST SELLERS AND THEIR RESPECTIVE AFFILIATES, EACH OF THEIR PRESENT AND FORMER REPRESENTATIVES AND EACH OF THEIR RESPECTIVE HEIRS, EXECUTORS, ADMINISTRATORS, SUCCESSORS AND ASSIGNS, ARISING OUT OF OR WITH RESPECT TO ANY MATTERS, CAUSES, ACTS, CONDUCT, CLAIMS, CIRCUMSTANCES OR EVENTS EXISTING, OCCURRING OR FAILING TO OCCUR, WHETHER PRIOR TO, ON OR AFTER THE CLOSING DATE, INCLUDING WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 9.04    Right to Specific Performance; Certain Limitations. Notwithstanding anything in this Agreement to the contrary:

(a)       Without limiting or waiving in any respect any rights or remedies of a Party under this Agreement now or hereafter existing at law in equity or by statute, each of the Parties hereto shall be entitled to specific performance of the obligations to be performed by the other Party in accordance with the provisions of this Agreement; and

(b)       No Representative, Affiliate of, or direct or indirect equity owner in, any Seller shall have any personal liability to Purchaser or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Sellers in this Agreement and no Representative, Affiliate of, or indirect equity owner in, Purchaser shall have any personal liability to any Seller or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Purchaser in this Agreement; and

(c)       No Party shall be liable for special, punitive, exemplary, incidental, consequential or indirect damages, or lost profits or losses calculated by reference to any multiple of earnings before interest, tax, depreciation or amortization (or any other valuation methodology) whether based on contract, tort, strict liability, other Law or otherwise and whether or not arising from the other Party’s sole, joint or concurrent negligence, strict liability or other fault for any matter relating to this Agreement and the transactions contemplated hereby.

Section 9.05    Procedures for Indemnification. Whenever a Claim shall arise for indemnification under Section 9.01, the Person entitled to indemnification (the “Indemnified Party”) shall promptly notify in writing the Party from which indemnification is sought (the “Indemnifying Party”) of such Claim and, when known, the facts constituting the basis of such Claim; provided, however, that in the event of a Claim for indemnification resulting from or in connection with a Claim by a third party, the Indemnified Party shall give such written notice thereof to the Indemnifying Party not later than ten (10) Business Days prior to the time any response to the third party Claim is required, if possible, and in any event within fifteen (15) Business Days following receipt of notice thereof (provided, that failure to timely notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability it may have to the Indemnified Party, except to the extent that the Indemnifying Party has been actually prejudiced by such failure). Following receipt of notice of any such third party Claim, and unless counsel to the Indemnified Party shall have reasonably determined in good faith that the assumption of such defense by the Indemnifying Party would be inappropriate due to a conflict of interest, the Indemnifying Party shall have the option, at its cost and expense, to assume the defense of such matter and to retain counsel (not reasonably objected to by the Indemnified Party) to defend any such claim or legal proceeding, and the Indemnifying Party shall not be liable to the Indemnified Party for any fees of other counsel or any other expenses (except as expressly provided to the contrary herein) with respect to the defense of such Claim, other than reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof. The Indemnified Party shall have the option of joining the defense of such Claim (which shall be at the sole cost and expense of the Indemnified Party) with its own counsel and counsel for each Party shall, to the extent consistent with such counsel’s professional responsibilities, cooperate with the other Party and any counsel designated by that Party. In effecting the settlement or compromise of, or consenting to the entry of any judgment with respect to, any such Claim, the Indemnifying Party, or the Indemnified Party, as the case may be, shall act in good faith, shall consult with the other Party and shall enter into only such settlement or compromise or consent to the entry of any judgment as the other Party shall consent, such consent not to be unreasonably withheld, conditioned or delayed. An Indemnifying Party shall not be liable for any settlement, compromise or judgment not made in accordance with the preceding sentence.

ARTICLE X

MISCELLANEOUS

Section 10.01  Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally to, or by nationally recognized overnight courier service, or mailed by registered or certified mail (return receipt requested) if and when received by, or sent via facsimile if and when received by, the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	If to the Company (prior to the Closing) or Sellers, to:
Redbud Energy I, LLC Redbud Energy II, LLC Redbud Energy III, LLC c/o Kelson Energy, Inc.
6700 Alexander Bell Drive, Suite 360 Columbia, MD 21046
Attention: President Facsimile:(443) 346-2508

with a copy to:

Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, New York 10038 Attention: Martin H. Neidell, Esq. Michael S. Shenberg, Esq. Facsimile: (212) 806-6006

(b)	If to Purchaser, to:
Oklahoma Gas and Electric Company 321 North Harvey
Oklahoma City, OK 73101-0321 Attention: Max Myers Facsimile: 405-553-3606

with a copy to:

Jones Day 77 West Wacker Chicago, IL 06001 Attention: Peter Clarke, Esq. Facsimile: 312-782-3939

Section 10.02  Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.03  Assignment. This Agreement (including the documents and instruments referred to herein) shall not be assigned by operation of Law or otherwise.

Section 10.04  Supplements to Schedules. From time to time prior to Closing (but in any event not less than five (5) days prior to the Closing Date), Sellers may, by written notice to Purchaser, supplement the Schedules to this Agreement with respect to any matter that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedules unless such supplement results in a Material Adverse Effect.

Section 10.05  Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws principles thereof. Any disputes or claims arising out of or in connection with this Agreement and the transactions contemplated or documents required hereby shall be submitted to the exclusive jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State of New York, County of New York, and appropriate appellate courts therefrom. Each of the Parties hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such Party hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any litigation directly or indirectly arising or relating to this Agreement or the transactions contemplated by this Agreement. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. This consent to jurisdiction is being given solely for purposes of this Agreement and the transactions contemplated hereunder, and is not intended to, and shall not, confer consent to jurisdiction with respect to any other dispute in which a Party to this Agreement may become involved. Each of the Parties hereto hereby consents to process being served by any Party to this Agreement in any suit, action, or proceeding of the nature specified in this Section 10.05 by the mailing of a copy thereof in the manner specified by the provisions of Section 10.01.

Section 10.06  Counterparts. This Agreement may be executed in two (2) or more counterparts, and by facsimile, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 10.07  Amendments. This Agreement may not be amended, waived or modified except by an instrument in writing signed on behalf of Purchaser and each Seller.

Section 10.08  Entire Agreement. This Agreement and the Confidentiality Agreement entered into among the Parties dated November 9, 2007 constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the Parties with respect to the subject matter of this Agreement. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any Party. Neither this Agreement nor any provision hereof is intended to confer upon any person other than the Parties hereto any rights or remedies hereunder except as expressly provided otherwise in Section 6.01(b) and Article IX.

Section 10.09  Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of applicable Law, or public policy, then such term or provision shall be severed from the remaining terms and provisions of this Agreement, and such remaining terms and provisions shall nevertheless remain in full force and effect.

[Remainder of page intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SELLERS:		PURCHASER:

REDBUD ENERGY I, LLC		OKLAHOMA GAS AND ELECTRIC COMPANY

By:	/s/ Neal Cody	By:	/s/ Jesse B. Langston
	Name: Neal Cody Title: Vice President		Name: Jesse B. Langston Title: Vice President

REDBUD ENERGY II, LLC

By:	/s/ Neal Cody
Name: Neal Cody Title: Vice President

REDBUD ENERGY III, LLC

By:	/s/ Neal Cody
Name: Neal Cody Title: Vice President